SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Gastar Exploration Ltd.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

367299 10 4

(CUSIP Number)

Milton J. Evans, Jr.

GeoStar Corporation

2480 W. Campus Drive, Building C

Mt. Pleasant, Michigan 48858

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367299 10 4

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) GeoStar Corporation 38-3295741
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS* (SEE INSTRUCTIONS): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 5,571,228
8. SHARED VOTING POWER: -0-
9. SOLE DISPOSITIVE POWER: 5,571,228
10. SHARED DISPOSITIVE POWER: -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,571,228
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.7%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Schedule”) relates to the Common Stock, no par value (the “Common Stock”), of Gastar Exploration Ltd., an Alberta, Canada corporation (“Gastar”). Gastar’s principal executive offices are located at 1331 Lamar Street, Suite 1080, Houston, Texas 77010.

Item 2. Identity and Background

This statement is being filed by GeoStar Corporation, a Delaware corporation, who is referred to in this Schedule as the “Reporting Person”. The Reporting Person’s principal business is oil and gas exploration and development. The address of the Reporting Person’s principal office is 2480 W. Campus Drive, Building C, Mt. Pleasant, Michigan 48858.

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On June 12, 2008, the Reporting Person entered into a settlement agreement of all outstanding disputes and litigation with Gastar (the “Settlement Agreement”). Pursuant to the Settlement Agreement, on June 12, 2008, Gastar issued to the Reporting Person a warrant certificate (the “Warrant”) to purchase 10 million shares of Common Stock as partial consideration for a global settlement of various claims between Gastar and the Reporting Person, which have been the subject of litigation. The Warrant is exercisable, on a cash basis, for $2.75 per share of Common Stock in the event that on or before June 11, 2011, Gastar sells all or substantially all of its natural gas and oil interests located in Leon and Robertson Counties in East Texas for net proceeds of more than $500 million. A sale of all or substantially all of the East Texas properties prior to June 11, 2011 for $500 million or less will terminate the Warrant. If Gastar does not sell all or substantially all of these properties by June 11, 2011, the warrant will be exercisable for a six month period commencing on that date at $3.00 per share of Common Stock.

Item 4. Purpose of Transaction

The Reporting Person may, from time to time, acquire additional Common Stock from time to time for investment purposes if market conditions are favorable. The Reporting Person may also dispose of some of all of the Common Stock that it beneficially owns, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued Common Stock by Gastar), gift, pledge, expiration of options or otherwise, including, without limitation, sales of Common Stock by the Reporting Person pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. The Reporting Person reserves the right not to acquire Common Stock or not to dispose of all or part of such Common Stock if it determines such acquisition or disposal is not in its best interests at that time.

Other than as specified herein, the Reporting Person does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition of securities of Gastar, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Gastar or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of Gastar or any of its subsidiaries, (d) any change in the present board of directors or management of Gastar, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in Gastar’s present capitalization or dividend policy, (f) any other material change in Gastar’s business or corporate structure, (g) any changes in Gastar’s Articles of Incorporation or Bylaws or other actions which may impede the acquisition of control of Gastar by any person, (h)

causing a class of securities of Gastar to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of Gastar’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Schedule, the Reporting Persons beneficially owned, as defined in Rule 13d-3(a), an aggregate of 5,571,228 shares of Common Stock, or an aggregate of approximately 2.7% of the outstanding Common Stock, based upon the 208,204,570 shares of Common Stock reported as outstanding as of May 1, 2008 in Gastar’s Proxy Statement filed on May 15, 2008.

(b) The Reporting Person has sole voting and investment power over the 5,571,228 shares of Common Stock reported above as beneficially owned by it.

(c) Other than the Warrant received by the Reporting Person on June 12, 2008, as described above, and the sale of 146,049 shares of Common Stock by the Reporting Person in an open market transaction on May 5, 2008, no other transactions in Gastar’s Common Stock have been effected by the Reporting Person during the past 60 days.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the Settlement Agreement and the Warrant described in Item 3, which are incorporated herein by reference in response to this Item (see Item 7).

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 26, 2008

GEOSTAR CORPORATION

By:	/s/ Milton J. Evans, Jr.
Milton J. Evans, Jr.
In-House Counsel